UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ---)

                              VIKING SYSTEMS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    926850101
                                 (CUSIP Number)

                                Donald E. Tucker
                               1626 Clemson Circle
                               La Jolla, CA 92037
                                 (619) 889-7401
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 24, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 244.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 926850101                                                  PAGE 2 OF 6

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

          1            NAMES OF REPORTING PERSONS           Donald E. Tucker

                       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities
                       Only)
--------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                       (See Instructions)                                (b) [ ]
--------------------------------------------------------------------------------
          3            SEC USE ONLY
--------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF - Personal Funds
--------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES                   7                SOLE VOTING POWER
 BENEFICIALLY OWNED                                   3,200,000
  BY EACH REPORTING
     PERSON WITH      ----------------------------------------------------------
                                     8                SHARED VOTING POWER
                                                      -0-
                      ----------------------------------------------------------
                                     9                SOLE DISPOSITIVE POWER
                                                      3,200,000
                      ----------------------------------------------------------
                                    10                SHARED DISPOSITIVE POWER
                                                      -0-
--------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON
                       3,200,000
--------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)                     [ ]
--------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       53.5%
--------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON*
                       IN
--------------------------------------------------------------------------------

CUSIP NO. 926850101                                                  PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

     Title of Class of Equity Securities: Common Stock, Par Value $0.001. Name and Address of Principal Executive Offices of the Issuer: Viking Systems, Inc., 7514 Girard Ave, Suite 1509, La Jolla, CA 92037.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Donald E. Tucker. Donald E. Tucker, a U.S. citizen, is a Senior Partner with an international consulting and technology company and has over 24 years of consulting experience across a number of industry segments, including the medical technology, diagnostics and devices industry segments. Mr. Tucker's residential address is 1626 Clemson Circle, La Jolla, CA 92037.

     During the last five years, Mr. Tucker has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 3,200,000 shares acquired by Mr. Tucker were paid for with his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) Mr. Tucker is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Mr. Tucker anticipates that he will provide additional capital to the Issuer and in consideration thereof, he will be issued additional shares of common stock or shares of the Issuer's preferred stock which would likely be convertible into common stock. Pursuant to its newly adopted business plan, the Issuer intends to acquire assets, operations, and securities of other entities that are primarily engaged in the medical devices industry. Any such acquisitions may result in the issuance of additional shares of the Issuer's common or preferred stock to existing shareholders or to third parties. Such transactions may result in a change of the Issuer's (i) management, (ii) capitalization, (iii) control, and/or (iv) corporate structure. Except for any changes that may result as the Issuer pursues this business plan, and except for additional investments in the Issuer directly by Mr. Tucker, he has no other present plans or proposals which relate to or would result in:

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any subsidiary thereof;

     (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



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CUSIP NO. 926850101                                                  PAGE 4 OF 5


     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Tucker will continue to review his investment in the Issuer and reserve the right to change his intentions with respect to any or all of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of December 16, 2003, Mr. Tucker beneficially and of record owned 3,200,000 shares of the Issuer's common stock, which represented 53.5% of the class. The Issuer has granted Mr. Tucker and Option to Purchase 5,000,000 Shares of its Series A Preferred Stock at a price of $.08 per share. The Series A Preferred Stock is convertible into the Issuer's common stock on the basis of one share of Series A Preferred Stock convertible into four shares of common stock. The Series A Preferred Stock shall have, in addition to any voting rights provided by Nevada corporate law, the right to vote by casting 4 votes for each duly authorized, issued and outstanding share of Series A Preferred Stock held by the holder of record, as hereafter provided:

          (i) voting together with the holders of common stock and any other class of shares voting with common stock, on any and all issues presented to a vote of the holders of common stock or as to which the holders of the common stock are entitled to vote upon; and

          (ii) as a separate class, upon: (a) each question or matter in respect of which such holders are entitled to vote under the Nevada Business Corporation Act; (b) any amendment, alteration or repeal of any provision of the Articles of Incorporation or the Certificate of Designation of the Series A Preferred Stock so as to affect adversely the rights, powers or preferences of the Series A Preferred Stock, and any proposed creation of a class or series of preferred stock ranking on a parity with the Series A Preferred Stock as to dividends or on liquidation.


     (b) As of December 16, 2003, Mr. Tucker had the sole power to vote and dispose of all shares of the Issuer's stock held by him.

     (c) The only transaction in the Issuer's common stock effected by Mr. Tucker during the last sixty days was the purchase of the 3,200,000 shares described herein and the grant of option described herein.

CUSIP NO. 926850101                                                  PAGE 5 OF 5

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Tucker.

     (e) Mr. Tucker continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the option to acquired Series A Preferred Stock granted by the Issuer to Mr. Tucker referred to in Item 5 above, there are no contracts, arrangements, understanding or relationships between Mr. Tucker and any other person, or with respect to any securities of the Issuer..

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 16, 2003                      /s/ DONALD E. TUCKER
                                       -----------------------------------------
                                       Donald E. Tucker